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                              March 1, 2021

       Ted Jeong
       Chief Financial Officer
       Clene Inc.
       6550 South Millrock Drive, Suite G50
       Salt Lake City, Utah 84121

                                                        Re: Clene Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 17,
2021
                                                            File No. 333-253173

       Dear Mr. Jeong:

               We have limited our review of your registration statement to those issues we have addressed in our comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Security Ownership of Certain Beneficial Owners and Management, page 137

   1. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or
dispositive power with respect to the common stock held by the entities identified in
the table. Refer to Item 403 of Regulation S-K.
       General

   2. Revise to include audited financial statements for the fiscal year ended December 31,
                                                        2020. For guidance,
refer to the Division of Corporation Finance's Financial Reporting
                                                        Manual 1220.3.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ted Jeong
Clene Inc.
March 1, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any questions.



                                                           Sincerely,
FirstName LastNameTed Jeong
                                                           Division of
Corporation Finance
Comapany NameClene Inc.
                                                           Office of Life
Sciences
March 1, 2021 Page 2
cc:       Ben James
FirstName LastName